

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 1, 2009

<u>Via U.S. Mail</u>

Mr. Marvin P. Loeb
Chief Executive Officer
Trimedyne, Inc.
25901 Commercentre Drive
Lake Forest, CA   92630

> **RE: Trimedyne, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 8, 2009**
> **File No. 0-10581**

Dear Mr. Loeb:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief